UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

ARRIS GROUP, INC. EMPLOYEE SAVINGS PLAN

Of

ARRIS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

England and Wales	001-37672	98-1241619
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3871 Lakefield Drive, Suwanee, Georgia	30024
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (678) 473-2000

ARRIS Group, Inc. Employee Savings Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2015 and 2014 and for the Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors of ARRIS International plc and the Trustees of the ARRIS Group, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of ARRIS Group, Inc. Employee Savings Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ARRIS Group, Inc. Employee Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of ARRIS Group, Inc. Employee Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Atlanta, Georgia

June 28, 2016

ARRIS Group, Inc. Employee Savings Plan

Statements of Net Assets Available for Benefits

(In Thousands)

	December 31
	2015	2014
Assets:
Investments, at fair value	$363,042	$325,458
Fully benefit-responsive investment contracts at contract value	38,919	32,722

Employer contributions receivable	2,059	—
Notes receivable from participants	5,538	5,250

Net assets available for benefits	$409,558	$363,430

See accompanying notes.

ARRIS Group, Inc. Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

(In Thousands)

Year Ended December 31, 2015

Additions to net assets attributable to:
Contributions:
Participants	$39,493
Rollovers	5,719
Employer	18,334

Total contributions	63,546

Investment income (loss):
Dividends and interest	17,977
Net depreciation in fair value of investments	(21,141)

Total investment loss	(3,164)

Other income	559
Interest income on notes receivable	226

Total additions, net of investment losses	61,167

Deductions from net assets attributable to:
Benefits paid to participants	(14,504)
Administrative expenses	(535)

Total deductions	(15,039)

Net increase in net assets	46,128
Net assets available for benefits:
Beginning of year	363,430

End of year	$409,558

See accompanying notes.

ARRIS Group, Inc. Employee Savings Plan,

Notes to Financial Statements

December 31, 2015

1. Explanatory Note

On January 4, 2016, ARRIS Group, Inc. (“ARRIS Group”) completed its combination (the “Combination”) with Pace plc, a company incorporated in England and Wales (“Pace”). In connection with the Combination, (i) ARRIS International plc (the “Registrant”), a company incorporated in England and Wales, acquired all of the outstanding ordinary shares of Pace (the “Pace Acquisition”) and (ii) a wholly-owned subsidiary of the Registrant was merged with and into ARRIS Group (the “Merger”), with ARRIS Group surviving the Merger as an indirect wholly-owned subsidiary of the Registrant. Under the terms of the Combination, (a) Pace shareholders received 132.5 pence in cash and 0.1455 ordinary shares of the Registrant for each Pace share they held, and (b) ARRIS Group stockholders received one ordinary share of the Registrant for each share of ARRIS Group common stock they held (nominal value of £.01 per share). Equity incentive and compensation plans were assumed by the Registrant and amended to provide that those plans will now provide for the award and issuance of ordinary shares instead of shares of common stock of ARRIS Group on a one-for-one basis. Shares of treasury stock of ARRIS Group were cancelled in the Combination. Following the Combination, ARRIS Group became an indirect wholly-owned subsidiary of the Registrant and Pace became a direct wholly-owned subsidiary of the Registrant. The ordinary shares of the Registrant trade on the NASDAQ under the symbol “ARRS.”

The Registrant is deemed to be the successor to ARRIS Group pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the ordinary shares of the Registrant are deemed to be registered under Section 12(b) of the Exchange Act.

2. Description of the Plan

The following description of the ARRIS Group, Inc. Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and Plan document for a more complete description of the Plan’s provisions.

General

The Plan, a defined contribution plan covering substantially all U.S. employees of ARRIS International plc (ARRIS or the Company), is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan contains the safe harbor provisions under Section 401(k) (12) of the Internal Revenue Code.

Contributions

Participants may contribute up to 50% of their pretax compensation in increments of 0.1%, subject to Internal Revenue Service (IRS) limitations. The Plan permits participants to designate all or a portion of their contributions as after-tax Roth contributions.

Under the terms of the Plan, the Company will also make employer safe harbor matching-contributions. The Company matches 100% of a participant’s contributions up to the first 3% of compensation contributed to the Plan, plus 50% of the participant’s contributions with respect to the next 2% of compensation contributed to the Plan, for a maximum employer-matching contribution equal to 4% of compensation.

The Plan provides a true-up employer matching contribution to active participants’ accounts if, after the end of the Plan year, it is determined that a participant received less than the maximum percentage of employer-matching contributions required based on the participant’s total contributions for the year.

The Company in its discretion may also make an additional discretionary contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching contributions, allocable share of investment results, and allocable share of administrative expenses not otherwise paid by the Company. Allocations are based on participant earnings or account balances, as set forth in the Plan documents.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Employer matching contributions made on and after January 1, 2008, plus actual earnings thereon, are immediately vested at 100%. Vesting for the additional discretionary contribution is based on a schedule. Full vesting for this contribution will occur at 3 years of service.

Forfeitures

During 2015, approximately $51 thousand of nonvested employer contributions were forfeited by terminated Plan participants. Forfeited balances of nonvested terminated participants’ accounts are used to reduce Company contributions. In 2015, the Company used $60 thousand of forfeitures to offset contributions. As of December 31, 2015 and 2014, unallocated assets (e.g., forfeitures) included in investments totaled $45 thousand and $53 thousand, respectively.

Payment of Benefits

Upon termination of service, retirement, death, or permanent disability, a participant may receive a lump-sum distribution equal to the non-forfeitable portion of his/her Plan account. The Plan also provides for hardship distributions and, once a participant has attained age 59  1⁄2, in-service distributions.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. Certain loans originating from the C-COR, Incorporated Retirement Savings, and Profit Sharing Plan (Prior Plan) that were assumed by the Plan in 2008 have longer terms as was permitted under the Prior Plan at the time the loans were made. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, plus 1%, in effect at the time of the disbursement of the loan. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses

The Plan incurs administrative expenses directly related to the Plan. These expenses are paid through Plan Investments and are reported on the statements of changes in net assets available for benefits as administrative expenses. Certain fees associated with participant loans are paid from the participant’s account balance. All other administrative expenses are paid by the Company on behalf of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The value of the trust assets and the shares of all participants and beneficiaries will be determined as of the effective date of the termination. Distributions will be made as provided in the Plan document.

3. Summary of Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting.

Notes Receivable

Notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on loans receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investments

The Plan’s investments in mutual funds and the Company common stock fund are stated at fair value, which is based on quoted market prices on national exchanges as of the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan’s investment in the Prudential Stable Fund, which is a fully benefit-responsive synthetic guaranteed investment contracts (SGIC) consisting of a wrapper contract and a common collective trust, is recorded at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and fees.

Except for events which may result in termination for cause, including, but not limited to, plan termination or merger, early retirement incentive, and layoffs, the issuer may not cause the contract to be terminated at an amount other than contract value. The Plan does not believe that the occurrence of any event limiting the Plans’ ability to transact at contract value is probable.

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a quarterly basis for resetting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

4. Recently Issued Accounting Standards

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendment also removes the requirement to make certain disclosures for these investments. The Plans retrospectively adopted this ASU as of December 31, 2015. The adoption of this standard did not have any material impact on the Plan’s financial statements.

In July 2015, FASB issued Accounting Standards Update ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient that simplifies certain aspects of employee benefit plan accounting. Only Parts I and II of the ASU are applicable to the Plan which simplifies financial reporting requirements for benefit plans by eliminating or reducing certain investment disclosures. The new guidance is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted and shall be applied retrospectively. The adoption of this standard did not have any material impact on the Plan’s financial statements.

5. Investments

Fair Value Measurements

Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the FASB established a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities

Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3: Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

ARRIS International plc, Common Stock Fund

This fund represents employer securities valued at the closing price reported on the active market on which the portion of the fund provides liquidity, which enables Plan participants to transfer money daily among all investment choices. This common stock fund is classified as a Level 1 investment.

Lifecycle Funds

These funds include investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These funds share the common goal of first growing and then later preserving principal and contain a mix of U.S. and international common stocks, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. The fair value of the investments in this category is determined by obtaining quoted prices on nationally recognized securities exchanges. These investments are classified as Level 1 within the valuation hierarchy.

Mutual Funds

The fair value of mutual funds is determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 input). The investment objective of the registered investment company is a combination of current income and capital growth and holds a diversified mix of domestic and international equities, domestic and international investment grade bonds, domestic high-yield bonds, and investment grade money market instruments.

The following table presents Plan assets measured at fair value on a recurring basis subject to the fair value hierarchy (in thousands):

	December 31, 2015
	Level 1	Level 2	Level 3	Total
ARRIS common stock fund	$17,648	$—	$—	$17,648
Lifecycle funds	110,588	—	—	110,588
Money market funds	234,806	—	—	234,806

Total	$363,042	$—	$—	$363,042

	December 31, 2014
	Level 1	Level 2	Level 3	Total
ARRIS common stock fund	$17,122	$—	$—	$17,122
Lifecycle funds	102,377	—	—	102,377
Money market funds	205,959	—	—	205,959

Total	$325,458	$—	$—	$325,458

6. Income Tax Status

The Plan has received a determination letter from the IRS dated March 19, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan is qualified and, the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 there are no uncertain positions taken or expected to be taken. The Plan recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Transactions with Parties-in-Interest

The following transactions qualify as related-party transactions; however, all of these types of transactions are exempt under the prohibited transaction rules:

•	The Plan held ARRIS common stock fund valued at $17.6 million and $17.1 million at December 31, 2015 and 2014, respectively.

•	Participants have loans from their fund accounts outstanding in the amount of $5.5 million and $5.3 million as of December 31, 2015 and 2014, respectively.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

ARRIS Group, Inc. Employee Savings Plan

EIN# 46-1965727 Plan#002

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2015

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value
	Vanguard	Vanguard Institutional Index Fund	$48,131,636
(1)	Prudential	Prudential Core Conservative Bond Fund	38,919,223
	Wells Fargo	Wells Fargo Advantage DJ Target 2030 Fund	26,495,974
	Wells Fargo	Wells Fargo Advantage Growth ADM Fund	25,108,693
	Wells Fargo	Wells Fargo Advantage DJ Target 2020 Fund	22,919,914
	Prudential	Prudential Total Return Bond Z Fund	20,575,235
	Wells Fargo	Wells Fargo Advantage DJ Target 2025 Fund	20,191,420
	Oakmark	Oakmark Equity & Income Fund	17,391,636
	American Funds	American Funds Cap Wld Growth & Income R4 Fund	16,799,548
	T. Towe Price	Select T. Rowe Price/Frontier MC Gr II I	16,342,060
	Wells Fargo	Wells Fargo Advantage DJ Target 2035 Fund	16,223,002
	American	American Century Value Fund	14,332,298
	Columbia	Columbia Mid Cap Value Z Fund	13,621,298
	Oppenheimer	Oppenheimer Small & Midcap Value A Fund	13,480,054
	Wells Fargo	Wells Fargo Advantage DJ Target 2040 Fund	12,679,256
	Invesco	Invesco Equally Weighted S&P 500Y Fund	12,520,254
	Fidelity	Fidelity Advisor International Growth Fund	12,098,360
	American Century	American Century Real Estate Inv Fund	8,515,950
	Franklin	Franklin Small Cap Value Adv	7,672,583
	ClearBridge	ClearBridge Small Cap Growth I	7,218,153
	Wells Fargo	Wells Fargo Advantage DJ Target 2045 Fund	4,036,408
	Wells Fargo	Wells Fargo Advantage DJ Target Today Fund	2,744,728
	Wells Fargo	Wells Fargo Advantage DJ Target 2015 Fund	2,602,306
	Wells Fargo	Wells Fargo Advantage DJ Target 2050 Fund	2,154,773
	Wells Fargo	Wells Fargo Advantage DJ Target 2055 Fund	539,928
(2)	ARRIS International plc	Common stock fund	17,648,252
(2)	ARRIS International plc	Short term investments and cash	998,095
(2)	Participants	Loans receivable; interest rates range 3.25% – 9.50%; maturities through 09/02/2037	5,538,203

			$407,499,272

(1)	Reported at contract value
(2)	Represents a party-in-interest to the Plan

Note: Cost information (column d) has not been included as all investments are participant directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee savings plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ARRIS GROUP, INC. EMPLOYEE SAVINGS PLAN,

By:	Administrative Committee (Plan Administrator)

/s/ Patrick W. Macken
Patrick W, Macken
Senior Vice President, General Counsel and Secretary

Dated: June 28, 2016

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-00000) pertaining to the Employees’ Savings Plan of ARRIS Group, Inc. of our report dated June 28, 2016, with respect to the financial statements and schedule of the ARRIS Group, Inc. Employees’ Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2015.

/s/ Ernst & Young LLP

Atlanta, Georgia

June 28, 2016